UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

CON-WAY INC.

(Name of Subject Company)

CON-WAY INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.625 PER SHARE

(Title of Class of Securities)

205944101

(CUSIP Number of Class of Securities)

Stephen K. Krull

Executive Vice President, General Counsel and Secretary

Con-way Inc.

2211 Old Earhart Road, Suite 100

Ann Arbor, Michigan 48105

Telephone (734) 757-1444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

COPIES TO:

Thomas Cole

Larry Barden

Scott Williams

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Con-way Inc., a Delaware corporation (“Con-way”), with the Securities and Exchange Commission (the “SEC”) on September 22, 2015, relating to the tender offer by Canada Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of XPO Logistics, Inc., a Delaware corporation (“XPO” or “Parent”), to purchase any and all of the shares of Con-way’s common stock, par value $0.625 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2015, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on September 15, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

The following disclosure supplements and restates the first, second and third full paragraphs on page 14 of the Schedule 14D-9 in the section entitled “Item 4. The Solicitation or Recommendation—Recommendation of the Board—Background of the Offer and the Merger”:

“On June 17, 2014, after further consideration, the Board determined not to further explore a potential sale of its Menlo Logistics business at that time given, among other things, the lack of a tax efficient method to dispose of the business and strategic considerations, including that retaining the Menlo Logistics business did not impair the Company’s ability to pursue its strategic plan and the adverse impact the disposition would have on the Company’s future earnings and cash flow. As a result of the Board’s decision not to pursue a sale of the Menlo Logistics business, Citi received no compensation in connection therewith. Citi’s engagement with respect to the Menlo Logistics division subsequently lapsed in April 2015, although Citi would have continued to be entitled under the terms of its engagement to receive a fee and certain other rights under certain circumstances in the event of a sale or other transaction involving the Menlo Logistics business.

On May 21, 2015, representatives of Citi and the Company met for a pre-arranged dinner in Ann Arbor, Michigan with Mr. Stotlar and the Company’s Chief Financial Officer, Mr. Stephen Bruffett, to discuss, among other things, stockholder activism generally and potentially with respect to the Company, and developments in the industries in which Con-way operates. At this dinner meeting and in a follow-up call on June 1, Citi representatives and the Company discussed changing market dynamics in the transportation and logistics industry, recently announced acquisitions in such industry (including the proposed acquisition by Kintetsu World Express, Inc. of APL Logistics Ltd. announced in February 2015, the proposed acquisition of Toll Holdings by Japan Post announced in February 2015, and XPO’s proposed acquisition of Norbert Dentressangle SA announced in April 2015), and the strategic direction and challenges for the Company. No specific directive was given, although Mr. Stotlar indicated general interest in continuing to be apprised of industry and other market developments including with respect to XPO. In addition, representatives of Citi informed Mr. Stotlar that a representative of a private equity sponsor (“Fund X”) recently had contacted Citi, indicating to Citi that Fund X was interested in the Company and had requested that Citi arrange a meeting between Fund X and Mr. Stotlar. Mr. Stotlar indicated that he was not interested in meeting with Fund X. Mr. Stotlar’s decision not to meet with Fund X was based on, among other factors, (i) his belief that any financial buyer would be highly unlikely to provide a compelling price given the capital intensity of the Company’s business and the inability of a financial buyer to realize synergies; and (ii) his belief that if Fund X were serious about making a proposal, it would do so regardless of whether he met with Fund X, and if Fund X made a written proposal, he would then discuss it with the Board. No meeting with Fund X subsequently took place, and Fund X did not follow-up.

In mid-June 2015, a representative of Citi contacted Mr. Jacobs to discuss various matters in the ordinary course, including current events in the industries in which XPO operates and XPO’s recently publicly announced acquisition of Norbert Dentressangle SA. During such conversation and following discussion of XPO’s interest in the asset heavy trucking component of Norbert Dentressangle SA in Europe, the Citi representative inquired whether XPO’s proposed acquisition of Norbert Dentressangle SA signaled that XPO might have interest in similar assets in North America. In that context, the representative of Citi also inquired whether, given XPO’s prior interest in the Company’s Menlo Logistics business, the Norbert Dentressangle SA acquisition meant that XPO might have interest in the future in all of Con-way, noting that such inquiry was not being made on behalf of the Company. The Citi representative subsequently informed Mr. Stotlar of his discussion with Mr. Jacobs, including that the Citi representative had inquired of XPO’s interest potentially in the North American asset heavy trucking industry and possibly the Company and that, while Mr. Jacobs did not express specific interest in the whole Company, he indicated that the integration of the Norbert Dentressangle SA acquisition was proceeding smoothly and that he believed XPO had the financial capability for additional acquisitions generally.”

The following disclosure supplements and restates the second full paragraph on page 15 of the Schedule 14D-9 in the section entitled “Item 4. The Solicitation or Recommendation—Recommendation of the Board—Background of the Offer and the Merger”:

“Following completion of Con-way’s conflicts review with respect to Citi, a summary of the Citi fee structure and a summary of Citi’s relationships were provided to the Board on July 20, 2015. The Board was informed that Citi had received aggregate fees from XPO of approximately $7.3 million in 2015 (as of July 15, 2015) and approximately $4.9 million in 2014 in connection with its role as a joint structuring advisor on a private placement of XPO equity securities, as a joint bookrunner on two notes offerings and an equity offering of XPO, as a joint lead arranger and co-documentation agent on a credit facility of XPO, and in connection with a cross-currency swap for XPO. The Board was also informed that, in the last three years, Citi had explored one potential M&A opportunity on behalf of XPO that was not completed and for which Citi earned no compensation. Con-way concluded that there did not appear to be any relationships that would result in Citi having a conflict with its role as financial advisor to the Company in connection with the Company’s evaluation of a potential transaction with XPO and other potential strategic alternatives. Following this, Con-way formally retained Citi to act as Conway’s financial advisor in connection with Con-way’s consideration of a potential transaction with XPO and other potential strategic alternatives.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the sentence below immediately following the last sentence of the first paragraph of the section entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Miscellaneous” on pages 27 to 28 of the Schedule 14D-9:

“Citi and its affiliates (including Citigroup Inc. and its affiliates) also maintain relationships with, and perform various services for, Fund X and certain of its portfolio companies, for which Citi and its affiliates have received publicly-disclosed fees substantially in excess of fees received from XPO or Con-way in the past two years.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing “$39.000” under the heading “Con-way Management Case with Growth Initiatives” in the table labeled “Implied Per Share Equity Value Reference Ranges Based on:” on page 30 of the Schedule 14D-9 in the section entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” with “$39.00”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CON-WAY INC.

By:	/s/ Stephen K. Krull
Stephen K. Krull
Executive Vice President, General Counsel and Secretary

Dated: October 22, 2015